Exhibit 99.3

VERSES

VERSES Closes Final Tranche of Convertible Debenture Financing for Aggregate Proceeds of C$7.5M

VANCOUVER, British Columbia, March 31, 2023 -- VERSES AI Inc. (NEO:VERS) (OTCQX:VRSSF) ("VERSES" or the "Company"), a cognitive computing company specializing in the next generation of Artificial Intelligence (AI) solutions, is pleased to announce that further to its news release dated February 27, 2023, March 1, 2023 and March 22, 2023, it has raised additional gross proceeds of C$600,000 under the third and final tranche of its non-brokered private placement (the "Private Placement") of unsecured convertible debentures units of the Company ("Units") comprised of Convertible Debentures (as defined herein) and Warrants (as defined herein) through the sale of unsecured convertible debentures of the Company ("Convertible Debentures") in the principal amount of C$600,000 and 210,000 detachable warrants ("Warrants") to purchase Class A Subordinate Voting shares of the Company ("Shares"). Please see the Company's news release dated February 27, 2023 for additional details regarding the terms of the Private Placement.

Together with proceeds from the first and second tranches of the Private Placement, the Company has raised an aggregate of C$7,504,845.30 under the Private Placement. The proceeds from the Private Placement are intended to be used for general working capital purposes. All securities issued pursuant to the Private Placement are and will be subject to a four month hold period from the date of issue.

Under the third tranche of the Private Placement, VERSES paid fees to eligible finders consisting of: (i) C$48,000; and (ii) 34,286 broker warrants (the "Broker Warrants"). Each Broker Warrant will entitle the holder thereof to acquire one Share at an exercise price of C$1.00 until August 15, 2025 or on such other terms as required by the Neo Exchange Inc. (the "NEO").

The Units were offered to investors as both Canadian dollar denominated units and United States dollar denominated units and as such, the aggregate proceeds from the Private Placement were determined in part by using an exchange rate of USD$1.00:C$1.3583, such rate calculated by reference to the daily average exchange rates reported by the Bank of Canada on the dates immediately preceding each closing.

About VERSES

VERSES is a cognitive computing company specializing in next-generation Artificial Intelligence. Modeled after natural systems and the design principles of the human brain and the human experience, VERSES' flagship offering, GIA (TM), is an Intelligent Assistant for everyone powered by KOSMOS (TM), a network operating system enabling distributed intelligence. Built on open standards, KOSMOS transforms disparate data into knowledge models that foster trustworthy collaboration between humans, machines, and AI, across digital and physical domains. Imagine a smarter world that elevates human potential through innovations inspired by nature.

On Behalf of the Company
Gabriel René
VERSES AI Inc.
Co-Founder & CEO
press@verses.io

Media and Investor Relations Inquiries
Leo Karabelas
Focus Communications
President
info@fcir.ca
416-543-3120

The NEO has not reviewed or approved this press release for the adequacy or accuracy of its contents.

Forward-Looking Statements Cautionary Note

This release includes certain statements and information that may constitute forward-looking information within the meaning of applicable Canadian securities laws. Forward-looking statements relate to future events or future performance and reflect the expectations or beliefs of management of the Company regarding future events. Generally, forward-looking statements and information can be identified by the use of forward-looking terminology such as "intends" or "anticipates", or variations of such words and phrases or statements that certain actions, events or results "may", "could", "should", "would" or "occur". This information and these statements, referred to herein as "forward-looking statements", are not historical facts, are made as of the date of this news release and include without limitation, statements regarding discussions of future plans, estimates and forecasts and statements as to management's expectations and intentions with respect to, among other things, the use of proceeds from the Private Placement. In making the forward-looking statements in this news release, the Company has applied several material assumptions, including without limitation, that the Company will use the proceeds of the Private Placement as intended.

These forward-looking statements involve numerous risks and uncertainties, and actual results might differ materially from

results suggested in any forward-looking statements. These risks and uncertainties include, among other things, unanticipated costs and other risk factors disclosed in the Company's disclosure record on www.sedar.com under the Company's profile. Although management of the Company has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements or forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements and forward-looking information. Readers are cautioned that reliance on such information may not be appropriate for other purposes. The Company does not undertake to update any forward-looking statement, forward-looking information or financial out-look that are incorporated by reference herein, except in accordance with applicable securities laws.